January 14, 2015

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	M&T Bank Corporation
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 21, 2014

Dear Ms. Ciboroski:

This letter serves as the response of M&T Bank Corporation (“M&T”) to your letter dated December 30, 2014. Your comment and our response to that comment follows.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8. Financial Statements and Supplementary Data, page 96

Note 5 – Loans and Leases, page 114

1.	We note your discussion of purchased impaired loans and the related rollforward of the accretable yield on page 115, which is separated out between purchased impaired and other acquired loans. We also note that you began to separately report other acquired loans, which are defined as loans that ceased performing in accordance with their contractual terms and became impaired subsequent to their acquisition date, effective September 30, 2011. Additionally, we note from your correspondence dated October 29, 2012, that the non-purchased impaired loans consisted entirely of performing loans at the original acquisition date, which you separately aggregated based upon their common risk characteristics. Please respond to the following:

•	Tell us the amount of the non-accretable yield and the contractual unpaid principal balance for the other acquired loans as of September 30, 2011, December 31, 2011, December 31, 2012, December 31, 2013 and September 30, 2014. In this regard, we note that you reclassified $149.6 million and $148.5 million from the non-accretable yield to the accretable yield during the years ended December 31, 2013 and 2012, respectively.

January 14, 2015

•	In light of the fact that the other acquired loans represented performing loans as of the acquisition date, tell us why the balance of the non-accretable yield was so significant.
•	Tell us how you estimated the balance of the non-accretable yield for these loans, when the value of the non-accretable difference was calculated (at the acquisition date or a later period) and tell us the primary acquisitions which resulted in these other acquired loans.
•	Tell us whether you have recorded any provision for loan losses related to these other acquired loans, and if so, how much, for the years ended December 31, 2013 or 2012, and the nine months ended September 30, 2014.

Response

The unpaid principal balances and the nonaccretable principal balances of other acquired loans disclosed in the following table were attributable to M&T’s acquisition of Wilmington Trust Corporation (“Wilmington”) on May 16, 2011 and Provident Bankshares Corporation (“Provident”) on May 23, 2009, as well as two significantly smaller transactions whereby M&T acquired certain assets and liabilities of K Bank on November 5, 2010 and Bradford Bank on August 28, 2009. The loans obtained in those latter two transactions represent 0.18% of M&T’s loans and are not material. The unpaid principal balances presented below represent contractual principal balances owed by customers net of life-to-date principal losses.

($ in millions)	9/30/2014	12/31/2013	12/31/2012	12/31/2011	9/30/2011

Unpaid principal balance	$2,921	$4,001	$5,792	$7,961	$8,450

Nonaccretable principal balance	$137	$171	$336	$513	$537
As a percentage of unpaid balance	4.7%	4.3%	5.8%	6.4%	6.4%

M&T’s accounting for acquired loans is described in detail on pages 59-61 and 106 of Form 10-K for the year ended December 31, 2013. Acquired loans consist of (1) purchased impaired loans, that is, loans that were identified with specific evidence of credit deterioration for which it was probable at acquisition that M&T would be unable to collect all contractual principal and interest payments, and (2) other acquired loans as shown above, that is, all remaining loans that were performing loans at the acquisition date and which due to performance and other factors could not be individually identified as impaired. In other words, none of the loans initially categorized as other acquired loans possessed characteristics that allowed M&T to identify specific loans as individually impaired as of the respective acquisition date. To better inform users of M&T’s financial statements, M&T also separately discloses a subset of other

January 14, 2015

acquired loans that have become past due 90 days or more subsequent to the acquisition date (these loans could not be specifically identified as impaired as of the acquisition date). These loans are referred to as “acquired loans 90 days or more past due and accruing.” As previously disclosed by M&T, acquired loans 90 days or more past due and accruing aggregated $132 million at September 30, 2014 and $130 million at December 31, 2013. (At September 30, 2011 M&T referred to loans of this nature as “other acquired impaired loans.”)

Loans acquired in connection with the noted transactions were initially recorded at fair value with no carry-over of any previously recorded allowance for credit losses. Determining the fair value of the acquired loans required estimating cash flows expected to be collected on the loans and discounting those cash flows at then-current interest rates. For acquired loans, uncollectible contractual cash flows are a significant factor to consider in determining the acquisition date fair value of such loans. Despite being comprised of performing loans that could not individually be identified as impaired, economic conditions at each of the acquisition dates were such that M&T did not expect to collect all contractual cash flows from certain of the loan portfolios categorized as other acquired loans. Indeed, with any portfolio of non-government guaranteed performing loans it is probable that some balances will ultimately prove to be uncollectible. The difference between contractually required payments and the cash flows expected to be collected is referred to as the nonaccretable difference and is not recorded on the consolidated balance sheet. The nonaccretable principal balances disclosed above are reflective of those principal amounts of other acquired loans that M&T did not expect to collect as of the dates indicated. As noted above, the impact of those uncollectible contractual cash flows is a key factor in the determination of fair value of acquired loans.

In estimating the uncollectible cash flows for acquired loans, M&T completed reviews of the acquired loan portfolios. For commercial and commercial real estate loans, M&T assigned its own loan grades to differentiate risk within the portfolio and consider the expectations of default for each loan. M&T also considered loan collateral values and other sources of repayment when estimating the expected cash flows on commercial and commercial real estate loans. For loans secured by residential real estate, M&T’s loss identification and estimation techniques referenced loan performance and house price data in the specific geographic areas where collateral that was securing the loans was located. Borrower repayment history and credit scores were also considered in estimating future credit performance of consumer loan products. The estimate of uncollectible cash flows was significantly influenced by current and expected economic conditions in the geographic footprint of the institution at the time of each respective acquisition. The aforementioned acquisitions all occurred between May 2009 and May 2011, a period of an extended and severe economic downturn. This period was characterized by persistently high unemployment, declining house prices, reduced consumer spending, sluggish GDP growth, high commercial and consumer loan delinquencies and defaults, and high loan loss rates throughout the country and was considered to be the most severe economic and financial crisis since the

January 14, 2015

Great Depression. The effects of depressed house prices on the estimates of uncollectible cash flows were extremely pronounced on the portfolios of residential builder and developer loans located in the mid-Atlantic Region that were acquired in the Wilmington and Provident transactions. The combination of those factors contributed to significant amounts of nonaccretable difference related to other acquired loans in such transactions.

The most significant factor contributing to changes in cash flows associated with acquired loans since the respective acquisition dates was the effect of improving economic conditions on M&T’s expectation of future credit losses associated with the acquired loans. In other words, as economic conditions improved from the severe economic crisis of 2008-2012, projected credit losses declined and, as a result, expected cash flows associated with the acquired loans increased. In addition to the impact on M&T’s estimate of expected cash flows on acquired loans, the improved credit performance resulting from the strengthening economy can also be seen in the charge-off performance of M&T’s originated loan portfolio. From 2009 to 2013 net charge-offs at M&T declined by 64% from $514 million to $183 million. For the nine months ended September 30, 2014 net charge-offs were $89 million.

As shown in the preceding table, the estimated amount of nonaccretable principal balance related to other acquired loans declined from September 30, 2011 to September 30, 2014. Such decrease resulted from realized losses and from expectations that amounts previously forecasted as uncollectible would now be collected. M&T regularly evaluates the reasonableness of its cash flow projections. In response to changing expectations of cash flows, M&T reported $150 million and $149 million of increases to the accretable balance for other acquired loans in 2013 and 2012, respectively. Those reported increases reflect improved expectations for collections of both principal and interest. Loans in the acquired Wilmington construction loan portfolio were the largest contributors to those increases. Such portfolio of loans aggregated $711 million in unpaid principal balance at September 30, 2011 and was largely comprised of residential builder and developer loans in the State of Delaware and contiguous areas. The nonaccretable principal difference related to this portfolio at September 30, 2011 was $194 million. The nonaccretable principal difference was identified at the acquisition date when recording the loans at fair value. The determination of fair value was highly influenced by market conditions at that time, including the tremendous amount of economic uncertainty facing the country, the depressed residential real estate market, and the weak economy in the State of Delaware. Specifically, at the acquisition date there was an inventory glut of developed residential real estate lots in Delaware and indications were that the residential builder and developer industry may be depressed for an extended period of time. In conjunction with determining the fair value of these and other acquired loans as of the acquisition date, M&T had to estimate future credit losses. In determining expected credit losses on this portfolio M&T considered an independent market study which noted significant supply and demand imbalance in the region as well as deterioration of unimproved lot values. M&T also conducted loan-by-

January 14, 2015

loan analyses of a significant portion of the newly acquired residential builder and developer portfolio at the time of the acquisition. As part of this review M&T assigned its own loan grades to determine its expectation of loan defaults and also estimated potential loss severities considering the existing market conditions at that time. Those conditions reflected market expectations of continued declines in the real estate values. Upon acquisition, M&T managed its residential builder and developer portfolio in accordance with its own policies and procedures to attempt to minimize potential losses. Rapid improvements in overall economic conditions, in general, and in the residential real estate market, in particular, that began in 2012, coupled with lower than expected loan defaults, have led to a significant increase in the amount of cash flows that M&T expects to realize. That increase is predominantly attributable to a decline in the principal losses expected to ultimately be realized in this portfolio. As a result, M&T reclassified approximately $96 million and $72 million of nonaccretable principal balances to the accretable balance for the Wilmington residential builder and developer loan portfolio in 2013 and 2012, respectively. Additional interest to be collected associated with those additional principal re-payments further added $13 million in 2013 and $8 million in 2012 to expected cash flows and were also reflected in the reported increases in the accretable balance. The remaining increases in the accretable balance of $41 million and $69 million in 2013 and 2012, respectively, related to other loan portfolios that were subject to similar analyses by M&T. Those loans also benefitted from the significant improvements in the regional and national economy and in the economic outlook that have occurred since 2011. M&T’s evaluation of cash flows associated with acquired loans (including both purchased impaired loans and other acquired loans) is discussed in M&T’s Form 10-K for the year ended December 31, 2013 on pages 59-61 and the overall improvement in economic conditions in the State of Delaware as evidenced by private sector employment growth is noted on page 68. M&T’s accounting policy for acquired loans is described on page 106 of that document.

As of September 30, 2014 other acquired loans represented 4% of M&T’s loan portfolio and 3% of its total assets. The provision for loan losses related to other acquired loans has not been significant. Such provisions were $6 million for the nine months ended September 30, 2014 and ($13) million and $19 million for the years ended December 31, 2013 and 2012, respectively.

* * * *

As requested in your letter, M&T acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

January 14, 2015

Should you require additional clarification on our response to your comment, please contact me at 716-842-5844.

Very truly yours,

/s/ René F. Jones

René F. Jones

Executive Vice President

and Chief Financial Officer

cc:	Michael R. Spychala